CAPRI HOLDINGS LIMITED
90 Whitfield Street, 2nd Floor
London, United Kingdom
W1T 4EZ

February 13, 2025

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549
Attn: Beverly Singleton

Re:	Capri Holdings Limited Response to Comment Letter, dated February 5, 2025, to Form 10-K for the Fiscal Year Ended March 30, 2024 Form 8-K filed November 7, 2024 File No. 001-35368

Ladies and Gentlemen:

On behalf of Capri Holdings Limited (the “Company”), below please find responses from the Company to comments received from the Staff of the U.S. Securities and Exchange Commission on February 5, 2025 to the Company’s Form 10-K for the fiscal year ended March 30, 2024 and Form 8-K filed November 7, 2024 (File No. 001-35368).  The discussion below is presented in the order of the numbered comments in the comment letter.
Form 10-K for the Fiscal Year Ended March 30, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

1.We note your disclosure that operating margin for the Versace segment decreased from 13.7% for Fiscal 2023, to 2.4% for Fiscal 2024, primarily due to increased retail store costs, increased marketing investments, deleveraging of operating expenses on lower revenues and lower full price sell through compared to the prior year. Please revise future filings to quantify the factors contributing to a change such as this, and any significant change in a line item on the income statement, especially when there is an offsetting amount. In this regard we also note your disclosure on page 53 that the decrease in gross profit margin in fiscal 2024 was primarily attributable to lower full price sell-through, partially offset by lower supply chain costs. However, without quantification, we are unable to tell how significantly each factor contributed to the change. Please revise accordingly and note that these changes should be made to both the segment and consolidated discussions of your results of operations.
Response to Comment 1: The Company will revise its future filings to quantify the factors that contributed to any significant change in a line item on the income statement, including when there is an offsetting amount. The Company will make these changes in both the segment and consolidated discussions of its results of operations, including with respect to its Fiscal 2023 to Fiscal 2024 decrease in operating margin for the Versace segment as well as the decrease in gross profit margin in Fiscal 2024 and the corresponding offset.

2.We note that your disclosure on page 54 presents income from operations for each segment and includes a subtotal that is titled “total income from operations.” We further note that the amount presented on page 54 is not consistent with the income from operations line item on the consolidated statements of operations and comprehensive (loss) income. Please note that the presentation of the total segment profit or loss measure outside of the ASC 280 required footnote disclosure, would be considered a Non-GAAP financial measure and if presented in MD&A should include the applicable non-GAAP disclosures required by Item 10(e) of Regulation S-K. Please revise accordingly. These changes should also be applied to your disclosure in your earnings release filed on Form 8-K.
Response to Comment 2: The Company will revise its future filings (including earnings releases filed on Form 8-K) to include applicable non-GAAP disclosures required by Item 10(e) of Regulation S-K, including a reconciliation between “total income from operations” by segment and the “total (loss) income from operations” line item on the consolidated statements of operations and comprehensive (loss) income.

Audited Financial Statements
Notes to the Audited Financial Statements
Note 4. Revenue Recognition, page 87

3.We note that your disclosure of your revenue recognition policies includes separate discussion of retail versus wholesale revenue. We also note that you disclose that you have three primary channels of distribution: retail, wholesale and licensing and your critical accounting estimates section of MD&A discloses that you have separate reserves for wholesale and retail sales returns. We further note that your disaggregated revenue disclosures include revenue by geographic location within each segment and also by product category (as disclosed in Note 20). Please explain to us how you considered the guidance in ASC 606-10-50-5, and ASC 606-10-55-89 through 55-91 in determining whether or not to further disclose disaggregation of revenue by amounts such as wholesale versus retail.
Response to Comment 3: In determining the appropriate categories of disaggregation to present in accordance with ASC 606-10-50-5, the Company has assessed the nature, amount, timing and uncertainty of revenue and cash flows affected by the economic factors impacting revenue recognized. Based on this analysis, the Company has concluded that revenue recognized by brand and by geography, regardless of channel of distribution, are consistent as the product is all luxury fashion goods, the product ultimately reaches the same end consumer and the type of contracts are short term with revenue being recognized on the transfer of goods to the customer at a point-in-time.
The Company has also assessed its primary channels of distribution for disaggregation based on potential differences between its critical accounting estimates and has concluded that the majority of these estimates apply to both channels and the Company does not believe that these estimates create a different risk profile. In particular, the Company notes the only differing estimate relates to wholesale allowances which was approximately $29 million as of the end of Fiscal 2024. While the Company acknowledges this estimate is unique to the wholesale channel, we do not believe this is significant resulting in a different overall risk profile or requiring separate revenue disclosures.

Further, presentation of revenue by brand and geography best depicts the uncertainty of such revenue and cash flows as each geography has similar economic environments (or economic factors impacting revenue) and customers are typically unique to each region (i.e. customers are not present across multiple regions).
Although individual products within our product line may differ by category (i.e. apparel, accessories, footwear, etc.), and are disclosed to satisfy the requirements of ASC 280-10-50-40, revenue by category metrics are not regularly reviewed by the Company’s chief operating decision maker (CODM).
Lastly, the Company has assessed the factors listed in ASC 606-10-55-90, including the examples listed in ASC 606-120-55-91, and determined that disaggregation by brand and geography is consistent with the disclosures included within the Company’s earnings releases and the regular internal reporting provided to, and reviewed by, the Company’s CODM. The CODM regularly reviews disaggregated data and financial results predominantly by brand and by region.
Form 8-K filed November 7, 2024
Exhibit 99.1 Earnings Release, page 1

4.We note that in the bullet points at the top of your second quarter earnings release, you disclose adjusted operating margin and adjusted earnings per share without prominent disclosure of the most comparable GAAP amounts. Please note that Item 10(e)(1)(i)(A) of Regulation S-K requires that when you present a non-GAAP measure, you must present the most directly comparable GAAP measure with equal or greater prominence. Please revise accordingly. We also note that it does not appear that you have presented a reconciliation of adjusted operating margin to its most comparable GAAP measure within the earnings release which is required by Item 10(e)(1)(i)(B) of Regulation S-K. See additional guidance in Question 102.10(a) of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings accordingly.
Response to Comment 4: The Company will revise its future filings to present the most directly comparable GAAP measure with equal or greater prominence where it presents a non-GAAP measure. In future filings, the Company will also include a reconciliation of all non-GAAP measures to the most comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

5.We note your disclosure of free cash flow on the second page of your earnings release. Please revise future filings to identify this measure as non-GAAP and include the disclosures required by Item 10(e) of Regulation S-K.
Response to Comment 5: The Company will revise its future filings that include free cash flow to identify this measure as a non-GAAP measure and include the disclosures required by Item 10(e) of Regulation S-K.

*****

The Company understands that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

By: /s/ Thomas J. Edwards, Jr.
Thomas J. Edwards, Jr.
Executive Vice President, Chief Financial Officer, Chief Operating Officer